By EDGAR – CORRESP

December 22, 2005

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Lisa Vanjoske, Assistant Chief Accountant

Re: AmerisourceBergen	Corporation

Form 10-K for September 30, 2004

Form 10-Q for June 30, 2005

File No. 1-16671

Dear Sir or Madam:

Set forth below are the responses of AmerisourceBergen Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 (the “2004 Form 10-K”) that are set forth in your letter dated November 23, 2005 (the “Supplemental Comment Letter”), which supplements your initial letter dated October 5, 2005, addressed to the undersigned. We have reproduced the comments contained in the Supplemental Comment Letter and have set forth our responses below the text of each of the comments.

Form 10-K

Critical Accounting Estimates

1. With regard to your response to comment one, it does not appear that the disclosure for supplier reserves explains how the estimate has affected your results of operations for each period presented, and how the variability that is reasonably likely to result from application of this estimate may affect your future operations as required by Release 33-8350. Provide us expanded proposed disclosure that complies with Release 33-8350.

Response:

Our estimates did not have a material impact on our results of operations for periods presented in the 2004 Form 10-K and, as a result, we did not disclose them. For the Commission’s information, the balance of our supplier reserves ranged between approximately $51 million and $63 million as of the end of the three fiscal years presented in our 2004 Form 10-K. These balances represented approximately 0.1% of our cost of goods sold for each fiscal year reported thereon. The only notable variation in our balance of supplier reserves during the three years ended September 30, 2004 related to certain payments made to suppliers that reduced the balance of our supplier reserves.

In the Company’s recently-filed Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (the “2005 Form 10-K”), we added the following sentence to our discussion of supplier reserves as a critical accounting policy and estimate: “An increase or decrease of 0.1% in the 2005 supplier reserve balances as a percentage of trade payables would result in an increase or decrease in cost of goods sold by approximately $5.3 million.” We added this sentence to address the Commission’s concern regarding the variability that is reasonably likely to result from the application of our estimate.

Financial Statements

2. Your response to comment four did not explain the form of transactions where you act as an intermediary and shipments from the supplier directly to customers’ warehouses or the rights and obligations of the parties involved as requested. It may be helpful to use a customer as a specific example. Explain if all sales to the customer are bulk deliveries. Explain why the customer does not buy directly from the manufacturer. If sales to the customer are both bulk and non-bulk, explain to us the difference. Tell us if the customer negotiates price directly with the manufacturer. Elaborate on your analysis of indicator three. From your disclosure it is our understanding that you make little or no profit on these sales. If true, it appears that indicator three would be weighed for net reporting. Also, if you have the ability to return to the manufacturer product returned to you as you indicate, it appears indicator two would also be weighed for net reporting.

3. Provide the following information that was requested in our prior comment four: tell us (a) whether your customers have ever looked to the supplier for the acceptability of the products purchased, including, but not limited to, the quantity, quality, and/or return rights of purchased products, and (b) if not, what causes them to look to you for fulfillment in light of the fact that they appear to have some level of direct interaction with the supplier.

Response to Comments 2 and 3:

In answer to comments 2 and 3 above, we believe it would be helpful for us to provide a historical perspective on bulk shipments and for us to use our customer MedcoHealth Solutions Inc. (“Medco”) as an example, as Medco represents nearly all of our bulk business. The reason that bulk deliveries exist is because certain manufacturers require our customers to buy their products from us and will not sell directly to the customers. In contrast, certain other manufacturers will sell direct to our customers.

For example, Merck & Co. Inc. (“Merck”) ships and bills Medco directly and we are not involved at any level in the transactions between Merck and Medco. However, Glaxosmithkline plc (“GSK”) requires Medco to buy GSK product from us. It is then Medco’s decision whether to buy GSK product on a just in time basis from our inventory on hand, as most of our other customers do, or to have the product sent either directly to Medco’s warehouse from the manufacturer or from the manufacturer to our receiving dock (but not placed into our inventory) and then to Medco’s warehouse. What distinguishes bulk deliveries from operating revenue is whether the product enters our warehouse and is broken down and warehoused with our general inventory, which is then available for any customer to order. If an order is picked, packed and shipped from our general inventory, it is recorded as operating revenue. If the order is sent directly from the manufacturer to the customer or is sent from the manufacturer to our dock (but never placed into our inventory) and then re-addressed and delivered to the customer, it is then recorded as a bulk delivery.

With respect to any bulk customer, it is important to note that the customer’s decision to order from our inventory rather than have the manufacturer send product directly to the customer on a bulk delivery basis is not subject to change on an order by order basis. Typically, the fastest moving products from a particular manufacturer are either all serviced on a bulk delivery basis or all ordered from our inventory.

Why would Medco choose to order from our warehouse inventory rather than directly from the manufacturer? For the same reason as all of our other customers: Medco can get delivery from us on a just in time basis every day which reduces their inventory carrying, handling and administrative costs. Typically, Medco will order the fastest moving products on a bulk basis and order slower moving products from our inventory.

From a pricing perspective, Medco is no different than any other customer. Medco may negotiate a price directly with a manufacturer, which we will service or honor. We add a mark-up to the price negotiated by Medco with the manufacturer to cover our distribution fees. The difference between operating business and bulk business is that we charge a very small or negligible fee for the bulk business because of the size of the orders, the fact that we do not inventory the product and the limited delivery destinations.

Having considered the guidance in EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” we acknowledge that certain of the criteria would support gross reporting and others would support net reporting. However, in our estimation, the key factors that should heavily weigh in support of gross reporting are credit risk and delivery risk. It is important to realize that the credit risk we take is very significant; outstanding receivables from Medco at the end of any month can be as large as $200 million and potentially more than $300 million at any point in time during the month. To illustrate the significance of this amount and to put our exposure in perspective, our total operating income as a company in fiscal 2005 was $637 million. In addition, our terms of sale call for us to take title when the supplier places its product with a common carrier. Many of these shipments include products worth more than $20 million and we bear the full risk of delivery. In light of this risk, we pay significant insurance premiums to protect us from risk of loss. As a matter of fact, we have had trucks hijacked, trucks have been in accidents or have had other in-transit damage and, resulting from those circumstances, the customer would not pay us for the products.

Why do our customers approach us and not the manufacturer with respect to product acceptability? Our customers approach us because they are billed by us and, therefore, the customers can deduct their short or damaged product from their cash payments to us. In so doing, the customers rely on us to use our significant leverage with the manufacturer to obtain the proper credit to offset those deductions.

In addition, from a customer returns perspective, we have the same risk of return as with any other customer return and therefore, our returns accrual considers bulk delivery volume.

We believe the above risks identified are very significant and outweigh any other factors that may support net reporting and, therefore, we believe it is appropriate to continue gross reporting.

4. You do not explain in response seven why you believe all pharmaceutical products are similar. We believe all pharmaceutical products are not similar and you should disaggregate revenues in order to comply with paragraph 37 of FAS 131. There may be various ways to disaggregate your revenues to comply with FAS 131. One way may be to disclose revenue by therapeutic category.

Response:

For background purposes, it is important to understand that in any of our more than 30 distribution facilities, we generally warehouse more than 30,000 individual stockkeeping units (“SKUs”) and, in certain distribution facilities, we warehouse nearly 40,000 SKUs. We warehouse all the products that a retail or institutional pharmacy would sell and the pharmacy typically orders all of its pharmaceuticals and related products from us. We have no control over what products are ordered. Typically, a physician prescribes the medicine to a patient who brings the prescription to the pharmacy which then orders the product from us. We do not track or report sales by product for any internal use other than to report the information back to the manufacturer. No employee in our organization is compensated for sales of any individual product and any internal reporting is done typically at the customer level and sales representative level, not at the level of any individual product or any group of individual products. Within our Pharmaceutical Distribution MD&A discussion, we do disclose the operating revenues generated from sales to our institutional and retail customers.

It is our understanding that FAS 131 does not define “similar” products and services. We believe the determination of whether two or more products are similar will depend on the facts and circumstances of the particular company in question. In our case, we have a very broad product line and, as a result, we consider the products to be similar. The FASB noted in paragraph 68 of FAS 131 that “an enterprise with a relatively narrow product line may not consider two products to be similar, while an enterprise with a broad product line may consider those same two products to be similar.”

5. With regard to comment eight, please provide us in disclosure-type format your accounting policies under the arrangements with pharmaceutical manufacturers that would be appropriate in your accounting policy note to your financial statements. Please explain to us why you recognize amounts received from pharmaceutical manufacturers in cost of sales rather than as revenue. Your disclosure indicates that these are fee for service arrangements. Provide us your analysis of the accounting literature on which you based your conclusion.

Response:

Based upon our review of Issue 1 of EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” and particularly paragraphs 3 through 6 thereof, we believe the fees and other incentives that we receive from our suppliers are an adjustment of the prices of the suppliers’ products and, therefore, we have characterized those fees and other incentives as a reduction of cost of goods sold. It is important to note that the benefit we receive in fees and other incentives is not sufficiently separable from our purchases of the suppliers’ products to treat them otherwise. The benefit that we receive from each supplier is generally directly tied to purchases from that supplier. We would not be able to receive a similar benefit from another supplier if we entered into an exchange transaction with that supplier. Additionally, the fees and other incentives we receive from our suppliers are in no way a reimbursement of costs incurred by us to warehouse and distribute product.

In the Company’s recently-filed 2005 Form 10-K, we added the following new accounting policy note to address the Commission’s comment:

Manufacturer Incentives

The Company generally accounts for fees and other incentives received from its suppliers, relating to the purchase or distribution of inventory, as a reduction to cost of goods sold, in accordance with Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Customer for Certain Consideration Received from a Vendor.” The Company considers these fees to represent product discounts, and as a result, the fees are capitalized as a product cost and relieved through cost of goods sold upon the sale of the related inventory.

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Please contact the undersigned at (610) 727-7130 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

Sincerely,

/s/ Michael D. DiCandilo

Michael D. DiCandilo

Executive Vice President and

Chief Financial Officer

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